St. George’s Building Level 12, 2 Ice House Street, Central, Hong Kong, China T 852 3951 1100 E enquiries@nordanglia.com

September 7, 2016

VIA EDGAR

Larry Spirgel, Assistant Director

Terry French, Branch Chief

Ivette Leon, Assistant Chief Accountant

Emily Drazan, Staff Attorney

Claire DeLabar, Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                 Nord Anglia Education, Inc. (the “Company” or “we”)

Form 20-F for Fiscal Year Ended August 31, 2015

Filed December 31, 2015

File No. 001-36356

Dear Mr. Spirgel, Mr. French, Ms. Leon, Ms. Drazan and Ms. DeLabar:

We are responding to the Staff’s letter of August 24, 2016 regarding our annual report on Form 20-F for the year ended August 31, 2015.  The Staff’s comments are repeated below and are followed by our response.

Form 20-F filed December 31, 2015

Item 5. Operating and Financial Review and Prospects, page 53

1.                    Your presentation of Adjusted Cost of Sales and Adjusted Gross Profit is inconsistent with Question 100.01 of the updated Compliance and Disclosure Interpretations on Non-GAAP financial issues on May 17, 2016. Please comply with this guidance in your next filing.

The Company confirms that it will not present Adjusted Cost of Sales or Adjusted Gross Profit in future filings.

www.nordangliaeducation.com

St. George’s Building Level 12, 2 Ice House Street, Central, Hong Kong, China T 852 3951 1100 E enquiries@nordanglia.com

Financial Statements

Note 1 – Accounting Policies, page F-10

Derivative financial instruments, page F-21

2.                    If significant to an understanding of your liquidity, please disclose the amount of cash and cash equivalents held by foreign subsidiaries. Additionally, to the extent material, please describe any significant amounts that may not be available for U.S. operations related to cash and cash equivalents held by foreign subsidiaries where you consider earnings to be permanently reinvested. Also, address the potential tax implications of repatriation.

A.            If significant to an understanding of your liquidity, please disclose the amount of cash and cash equivalents held by foreign subsidiaries.

The Company conducts most of its operations outside the United States.  For example, 32 of the Company’s 42 premium schools are in non-US jurisdictions (see “—Our Schools” on pages 28-29 of the 2015 20-F). As the cash and cash equivalents held by non-U.S. subsidiaries are generally used to fund the Company’s non-U.S. operations, we believe that the amount of cash and cash equivalents held by non-U.S. subsidiaries is not significant to an understanding of the Company’s liquidity.

B.            Additionally, to the extent material, please describe any significant amounts that may not be available for U.S. operations related to cash and cash equivalents held by foreign subsidiaries where you consider earnings to be permanently reinvested.

In response to the Staff’s comment, in future annual reports the Company will move the discussion of cash balances in overseas operations to Note 23(c) Liquidity Risk to its financial statements and will provide the following additional information:

•                  The amount, as of the fiscal year end, of cash and cash equivalents held in jurisdictions where foreign exchange controls may limit the distribution of cash to subsidiaries in jurisdictions without foreign exchange controls.

•                  The amount of undistributed earnings we consider permanently reinvested in jurisdictions with foreign exchange controls.

The Company will include a cross-reference to this disclosure in the Liquidity and Capital Resources section in the forepart of future annual reports.

www.nordangliaeducation.com

St. George’s Building Level 12, 2 Ice House Street, Central, Hong Kong, China T 852 3951 1100 E enquiries@nordanglia.com

C.            Also, address the potential tax implications of repatriation.

Page F-26 of the 2015 20-F discloses the tax impact that would result from a distribution of undistributed earnings:

There are undistributed earnings of $48.5 million (2014 - $38.6 million, 2013 - $26.3 million) which, if paid out as dividends, would be subject to tax in the hands of the recipient. An assessable temporary difference exists, but no deferred tax liability has been recognized as the parent entity is able to control the timing of the distributions from the subsidiaries and it is not expected to distribute these profits in the foreseeable future. The undistributed earnings will be permanently reinvested. The tax impact if such earnings were distributed would be $2.5 million (2014 2.0 million, 2013 1.3 million).

The Company proposes to provide similar information in future annual reports.

* * *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

www.nordangliaeducation.com

St. George’s Building Level 12, 2 Ice House Street, Central, Hong Kong, China T 852 3951 1100 E enquiries@nordanglia.com

If you have any additional questions regarding the 2015 20-F, please do not hesitate to contact our Chief Financial Officer, Graeme Halder, at +852 9448-9080, or our U.S. counsel, Eugene Y. Lee of Latham & Watkins at +852-2912-2515 (work) or +852-9192-7430 (cell) or eugene.lee@lw.com.

Very truly yours,
Nord Anglia Education, Inc.

By:	/s/ Graeme Halder
Name: Graeme Halder
Title: Chief Financial Officer

cc:                                Andrew Fitzmaurice, Chief Executive Officer, Nord Anglia Education, Inc.
Eugene Y. Lee, Esq., Latham & Watkins, Hong Kong

www.nordangliaeducation.com